CHICAGO STEAK COMPANY, INC.

Unaudited Financial Statements For The Years Ended December 31, 2015 and 2014

December 16, 2016

Chicago Steak Company, Inc.
Financial Statements
Table of Contents



Independent Accountant's Review Report

To Management
Chicago Steak Company, Inc.
Gaithersburg, Maryland

I have reviewed the accompanying balance sheet of Chicago Steak Company, Inc. as of December 31, 2015 and 2014, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
December 16, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Chicago Steak Company, Inc.
Balance Sheets
December 31, 2015 and 2014

Assets

	2015	2014
Current assets:		
Cash and cash equivalents	$ 659,439	$ 441,781
Investments	70,695	507,757
Loan receivable, related party	1,700	1,700
Inventory	19,679	2,968
Total current assets	751,513	954,206
Property and equipment, net	483	858
Total assets	$ 751,996	$ 955,064

Liabilities and Stockholders' Deficit

	2015	2014
Current liabilities:		
Note payable	$ 86,832	$ -
Line of credit	-	1,911
Accounts payable	151,152	143,653
Accrued expenses	655,427	890,084
Deferred revenue	110,732	56,443
Total current liabilities	1,004,143	1,092,091
Stockholders' deficit:		
Common stock	72,164	72,164
Additional paid-in capital	181,093	181,093
Accumulated deficit	(505,404)	(390,284)
Total stockholders' deficit	(252,147)	(137,027)
Total liabilities and stockholders' deficit	$ 751,996	$ 955,064

Unaudited- See accompanying notes and independent accountant's review report.

-3-

Chicago Steak Company, Inc.
Statements of Operations
for the years ended December 31, 2015 and 2014

	2015	2014
Sales	$ 2,307,099	$ 1,967,546
Cost of sales	1,556,094	1,404,361
Gross profit	751,005	563,185
General and administrative expenses	810,967	608,989
Loss from operations	(59,962)	(45,804)
Other income (expense):		
Interest income	322	1,001
Dividend income	2,435	-
Realized or unrealized gain (loss) on trading securities, net	(17,465)	6,755
Interest expense	(14,965)	(14,778)
Miscellaneous expense	(25,485)	(11,881)
Total other expense, net	(55,158)	(18,903)
Net loss	$ (115,120)	$ (64,707)

Unaudited- See accompanying notes and independent accountant's review report.

Chicago Steak Company, Inc.
Statements of Changes in Stockholders Deficit
for the years ended December 31, 2015 and 2014

	Common Stock*		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balances at January 1, 2014	36,620	$ 72,164	$ 181,093	$ (325,577)	$ (72,320)
Net loss	-	-	-	(64,707)	(64,707)
Balances at December 31, 2014	36,620	72,164	181,093	(390,284)	(137,027)
Net loss	-	-	-	(115,120)	(115,120)
Balances at December 31, 2015	36,620	$ 72,164	$ 181,093	$ (505,404)	$ (252,147)

*Common Stock

Issue 1, $1 par value, 35,139 shares authorized, issued, and outstanding.
Isuue 2, $25 par value, 1,481 shares authorized, issued, and outstanding.

Unaudited- See accompanying notes and independent accountant's review report.

Chicago Steak Company, Inc.
Statements of Cash Flows
for the years ended December 31, 2015 and 2014

		2015		2014
Cash flows from operating activities:				
Net loss	$	(115,120)	$	(64,707)
Adjustments to reconcile net loss to net				
cash (used) provided by operating activities:				
Depreciation		375		996
Realized or unrealized (gain) loss on trading securities, net		17,465		(6,755)
Loan receivable, related party write-off		13,000		-
Changes in operating assets and liabilities:				
Inventory		(16,711)		3,953
Accounts payable		7,499		49,012
Accrued expenses		(234,657)		890,084
Deferred revenue		54,289		56,443
Net cash (used) provided by operating activities		(273,860)		929,026
Cash flows from investing activities:				
Cash paid for property and equipment		-		(1,695)
Cash paid for or received from the purchase of trading securities, net		419,597		(501,002)
Cash paid to related party, loans receivable		(13,000)		(1,700)
Net cash provided (used) by investing activities		406,597		(504,397)
Cash flows from financing activities:				
Increase (decrease) in note payable, net		86,832		(34,580)
Decrease in line of credit, net		(1,911)		(178,209)
Net cash provided (used) by financing activities		84,921		(212,789)
Net increase in cash		217,658		211,840
Cash, beginning of year		441,781		229,941
Cash, end of year	$	659,439	$	441,781

Supplemental Disclosure of Cash Flow Information

		2015		2014
Cash paid for interest	$	14,965	$	14,778

Unaudited- See accompanying notes and independent accountant's reviw report.

Chicago Steak Company, Inc.
Notes to the Financial Statements
December 31, 2015 and 2014

Note 1:   **Summary of Significant Accounting Policies:**

The following items comprise the significant accounting policies of Chicago Steak Company, Inc. (the Company). The policies reflect industry practices and conform to accounting principles generally accepted in the United States of America.

Company's Activities:

The Company is a Maryland S-Corporation that was formed in March 2007. The Company is a Chicago-based purveyor of USDA Prime steaks, seafood, and other meats that are selected, cut, and curated by expert butchers. The Company is known first for its distinguished steaks, such as USDA Prime Dry Aged Steaks, which are dry aged for 28 to 40 days in a temperature-and humidity-controlled environment to ensure rich, abundant flavor. The company also delivers locally sourced seafood, as well as fine cuts of chicken, turkey, steak burgers, pork, and ribs.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Investments:

Investments at December 31, 2015 and 2014 consist of equity securities. The Company classifies its equity securities that have readily determinable fair values as trading securities. Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value. Investment income or loss (including unrealized gains and losses on trading securities, interest, and dividends) is included in earnings.

Inventory:
Inventory consists of packaging materials and supplies stated at the lower of cost or market using the first-in, first-out method.

Chicago Steak Company, Inc.
Notes to the Financial Statements
December 31, 2015 and 2014

Note 1:   **Summary of Significant Accounting Policies, continued:**

Loan Receivable, Related Party:

Loan receivable, related party to a stockholder of the Company consists of a non-interest bearing demand note. For the years ended December 31, 2015 and 2014 loan receivable, related party totaled $1,700 and $1,700, respectively.

Property and Equipment:

Property and equipment, carried at cost, is depreciated over the estimated useful life of the related asset. Costs of repairs and maintenance are charged to expense. Upon retirement or disposal of property and equipment, the costs and related depreciation are removed from the accounts, and gains or losses, if any, are reflected in the earnings for financial and income tax reporting purposes. Depreciation is provided for under accelerated methods and the estimated useful lives used for calculating depreciation for property and equipment are as follows:

	Life
Computer equipment	5 years
Furniture	7 years

Impairment of Long-Lived Assets:

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. There were no impairment losses recognized for long-lived assets for the years ended December 31, 2015 and 2014.

Revenue Recognition:

The Company recognizes revenue when the following have occurred: persuasive evidence of an arrangement exists; delivery has occurred; the price is fixed or determinable; and collectability is probable. The Company has concluded that these criteria have been met upon shipment of product. The Company classifies freight billed to customers as sales revenue and the related freight costs as cost of sales. Additional freight costs incurred by the Company are classified as general operating expenses.

Chicago Steak Company, Inc.
Notes to the Financial Statements, continued
December 31, 2015 and 2014

Note 1: **Summary of Significant Accounting Policies, continued:**

Deferred Revenue:

Customer purchases of gift certificates are not recognized as revenue until the card is redeemed and the customer purchases merchandise using the gift certificate. Gift certificates do not carry an expiration date; therefore, customers can redeem their gift certificates for merchandise indefinitely. A certain number of gift certificates will not be fully redeemed. Management estimates unredeemed gift certificates and recognizes revenue for these amounts based on historical redemption rates. Management periodically reviews and updates its estimates for unredeemed gift certificates. For the years ended December 31, 2015 and 2014 unredeemed gift certificates classified as deferred revenue totaled $110,732 and $56,443, respectively.

Advertising:

The Company expenses advertising costs as incurred, which amounted to $631,548 and $406,651 for the years ended December 31, 2015 and 2014, and are included in general and administrative expenses.

Income Taxes:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and similar provisions in the state of Maryland. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Under provisions in the state of Maryland, income or loss is includable in the taxable income or loss allocated to the respective stockholders. However, under these provisions the Company is responsible for a nonresident member tax of 7%. The imposed tax is paid on behalf of the Company for the nonresident or nonresident entity stockholders' income.

Uncertain Tax Positions:

Accounting guidance issued by the Financial Accounting Standards Board (FASB) prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company did not have unrecognized tax benefits for the years ended December 31, 2015 and 2014 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2015 and 2014, the Company has not accrued interest or penalties related to uncertain tax positions.

Chicago Steak Company, Inc.
Notes to the Financial Statements, continued
December 31, 2015 and 2014

Note 1:   **Summary of Significant Accounting Policies, continued:**

Concentrations:

Credit Risk:
Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Purchases:
The Company purchases supplies, USDA Prime steaks, seafood, and other meats from various vendors throughout the year. For the years ended December 31, 2015 and 2014, a total of 75% and 75% of all purchases came from a single meat and seafood vendor, respectively.

Subsequent Events:

The Company has evaluated all subsequent events through December 16, 2016, the date the financial statements were available to be issued.

Chicago Steak Company, Inc.
Notes to the Financial Statements, continued
December 31, 2015 and 2014

Note 2:   **Fair Value Measurement of Investments:**

The Fair Value Measurements Topic of the Financial Accounting Standards Board Codification establishes a framework for measuring fair value under generally accepted accounting principles. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the Fair Value Measurements Topic are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Companies have the ability to access.

Level 2: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Companies' financial instruments include cash and cash equivalents, investments, loan receivable, related party, accounts payable, accrued expenses, and a short-term note payable. The fair value of short-term financial instruments at December 31, 2015 and 2014 approximates carrying values due to their short-term duration. Stockholders' loan receivable related party is carried at cost and is not readily marketable. It is impractical to estimate fair value. The fair values of investments have been determined using Level 1 inputs, considering the readily available market valuations.

Chicago Steak Company, Inc.
Notes to the Financial Statements, continued
December 31, 2015 and 2014

Note 3: **Property and Equipment:**

Property and equipment as of December 31 consists of the following:

	2015	2014
Computer equipment	$ 8,049	$ 8,049
Furniture	2,370	2,370
Total	10,419	10,419
Less accumulated depreciation	(9,936)	(9,561)
Property and equipment, net	$ 483	$ 858

Depreciation charged to general and administrative expenses amounted to $375 and $996, respectively, for the years ended December 31, 2015 and 2014.

Note 4: **Note Payable:**

The Company has a $100,000 note payable with BFS Capital. The note has an interest rate of 19% with a total repayment amount of $119,000. The note is personally guaranteed by a stockholder of the Company and is secured by all assets of the Company. Payments are due daily on the business day immediately following the issue date of November 10, 2015, and each business day thereafter up to and including the maturity date. Aggregate daily principal and interest payments of $473 are due through November 10, 2016. As of December 31, 2015 the balance outstanding on the note payable was $86,832.

Note 5: **Line of Credit:**

The Company maintains a line of credit at a financial institution with a borrowing base up to $100,000 and matures January 20, 2016. Borrowings incur interest at a rate of 23%. The line is personally guaranteed by a stockholder of the Company and is secured by all assets of the Company. As of December 31, 2015 and 2014 the balance outstanding on the line is $0 and $1,911, respectively.

Chicago Steak Company, Inc.
Notes to the Financial Statements, continued
December 31, 2015 and 2014

Note 6:   **Operating Lease Commitments:**

The Company leases office space under a non-cancelable operating leases expiring through July 31, 2018. Office lease expense included in general and administrative expenses amounted to $16,620 and $20,553 for the years ended December 31, 2015 and 2014, respectively.

Future minimum lease payments over the next three years are as follows:

Years Ending December 31:

2016	$	16,830
2017		17,339
2018		10,290

Note 7:   **Contingencies:**

The Company is occasionally involved in litigation matters that arise in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.